December 19, 2019

VIA EDGAR TRANSMISSION

Division of Corporation Finance

Office of Energy & Transportation

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Copa Holdings, S.A. Form 20-F for the Fiscal Year Ended December 31, 2018

Filed April 24, 2019

File No. 001-32696

Ladies and Gentlemen:

By letter dated December 6, 2019 (the “Comment Letter”), the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) provided certain comments on the annual report on Form 20-F for the fiscal year ended December 31, 2018, as filed on April 24, 2019 (the “2018 Form 20-F”) by Copa Holdings, S.A. (the “Company”). The Company today is submitting herewith, via EDGAR, responses to the Staff’s comments.

For convenience, we have reproduced below the Staff’s comment in bold and have provided the Company’s response immediately below the comment.

1.	We note that you report having $8.9 billion in aircraft and engine purchase commitments as of December 31, 2018, although in the second paragraph on page 50, and in financial statement Note 27 on page F-65, you indicate this amount is based on aircraft list prices, rather than the specific terms of your agreements.

The disclosures you provide under Item 5.F of Form 20-F should reflect the amounts you are required and expect to pay under your purchase obligations, and should include details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations.

The disclosures that you provide in your financial statements should also include the actual amounts of contractual commitments for the acquisition of property, plant and equipment to comply with paragraph 74(c) of IAS 16.

Please describe the measures you will take to ensure that future disclosures conform with these requirements. Tell us the amounts of aircraft and engine purchase commitments as of December 31, 2018, and describe the changes you propose for the table of contractual obligations and the corresponding note to your financial statements.

The Company has historically presented information in its contractual commitments table under Item 5.F of Form 20-F and in its financial statements using list prices for aircraft. The Company believed this was reasonable because list prices have been a widely used industry benchmark for establishing the value of commercial aircraft transactions.

As per your request, the Company will modify the way it has historically presented its purchase commitments in its annual report on Form 20-F for 2019 to provide the contractual payments under its purchase obligations, including estimated amounts for escalation. In addition, disclosures will include details of any provisions that are necessary to understand any material uncertainty or variability in the timing and amounts of the specified obligations. The Company believes that disclosing estimated payments under aircraft and engine purchase commitments based on contractual obligations net of discounts and pre-delivery payments, including estimated amounts for contractual price escalation, will meet the Company’s obligations under Item 5.F of Form 20-F. Further, the Company will disclose its actual commitments for the acquisition of airframe and engines in its financial statements to better align with paragraph 74(c) of IAS 16. As of December 31, 2018, this amount would have been approximately $3.2 billion.

However, in making the above-mentioned modifications the Company notes that all of its purchase commitments arise from firm orders with The Boeing Company for the acquisition of 67 Boeing 737 MAX aircraft and related engines. These commitments are currently suspended while the Boeing 737 MAX aircraft remain grounded by aviation regulators. As a result, the commitments to be disclosed under Item 5.F of Form 20-F and the Company’s financial statements are dependent on The Boeing Company’s ability to obtain approval from aviation regulators for the Boeing 737 MAX aircrafts to resume operations.

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Thank you for your consideration of the Company’s responses. If you or any other member of the Staff has any further questions or comments concerning the response, or if you require additional information, please do not hesitate to contact Jose Montero, Chief Financial Officer, at 011 (507) 304 2555 or Juan Alvarado, Corporate Finance Director, at 011 (507) 304 2681.

Very truly yours,

/s/ Jose Montero

Mr. Jose Montero

Chief Financial Officer

Copa Holdings, S.A.

cc:
Duane McLaughlin

Cleary Gottlieb Steen & Hamilton LLP